SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                 SCHEDULE 13D/A, AMENDMENT NO. 2
            Under the Securities Exchange Act of 1934

                      COSMETIC SCIENCES, INC.
                         (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                           221241 10 1
                         (CUSIP Number)

    MR. JOSEPH HELLER, c/o ARBOR HOME HEALTHCARE HOLDING LLC,
333 EARLE OVINGTON BLVD., UNIONDALE, N.Y.  11553; (516) 832-7412
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                            AUGUST 21, 1996

        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or
(4), check the following box. [ ]

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Filing Persons, Ivan Kaufman ("Kaufman") and Arbor Home Healthcare Holding LLC ("Arbor"), hereby amend for the second time their Schedule 13D filing in respect of Cosmetic Sciences, Inc. ("CSI"), originally filed with the Commission on November 13, 1995, and amended for the first time on June 20, 1996. This latest amendment is filed to disclose the exercise by Arbor on August 21, 1996 of an option to purchase 6,500,000 shares of CSI common stock at an exercise price of $.10 per share.

Item 5.   Interest in Securities of the Issuer.

          (c) On August 21, 1996, Arbor exercised the first half of its option to purchase up to 13,000,000 shares of common stock of CSI. Said option was granted to Arbor pursuant to an agreement dated on October 31, 1995 and amended on June 20, 1996. Arbor exercised its option to purchase 6,500,000 shares for an exercise price of $.10 per share by depositing into escrow $650,000, which funds are to be released to CSI upon the approval of an amendment to CSI's Certificate of Incorporation providing sufficient authorized and unissued common stock to issue the number of shares subject to the option. This approval is expected to occur at CSI's upcoming Annual Meeting, tentatively scheduled for September 25, 1996. The release of funds is further subject to the requirement that certain representations and warranties made by CSI to Arbor are true at the time of such intended release. The balance of Arbor's option, entitling it to purchase an additional 6,500,000 shares at $.10 per share must be exercised, if at all, by November 1, 1996.


Signature.

          After reasonably inquiry and to the best of our knowledge and belief, the undersigned both certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 1996


                    Arbor Home Healthcare Holding LLC


                    By: IVAN KAUFMAN
                        IVAN KAUFMAN

                    IVAN KAUFMAN
                    IVAN KAUFMAN

                            ADDENDUM


                STATEMENT REGARDING JOINT FILING



     The undersigned, Arbor Home Healthcare Holding LLC and Ivan
Kaufman, hereby agree that, pursuant to Rule 13(d-1)(f)(1), Amendment No. 2 to Schedule 13D/A to which this agreement is annexed as an exhibit may be filed jointly on our behalf.


                    ARBOR HOME HEALTHCARE HOLDING LLC


                    By:Ivan Kaufman
                       Ivan Kaufman, Member

                    Ivan Kaufman
                    IVAN KAUFMAN